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10029009

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8 - 43369

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   JANUARY 1, 2009   AND ENDING   DECEMBER 31, 2009

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PETER J. SOLOMON SECURITIES COMPANY, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 MADISON AVENUE, 29TH FLOOR

(No. and Street)

NEW YORK   NEW YORK   10022

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HOWARD SPINDEL   (212)509-7800

(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP

(Name -- if individual. state last. first. middle name)

1212 Avenue of the Americas   New York,   NY   10036

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☐ Certified Public Accountant
☒ Public Accountant
☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, _____HOWARD SPINDEL_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____PETER J. SOLOMON SECURITIES COMPANY, LLC_____, as of _____DECEMBER 31,_____20 09_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

General Securities Principal
_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.   Bound Separately.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PETER J. SOLOMON SECURITIES COMPANY, LLC
(A Limited Liability Company)

Index

Facing Page


Report of Independent Public Accountants

To the Member
Peter J. Solomon Securities Company, LLC

We have audited the accompanying statement of financial condition of Peter J. Solomon Securities Company, LLC (A Wholly-Owned Subsidiary of Peter J. Solomon Company, L.P. and a Limited Liability Company) as of December 31, 2009, and the related statements of income, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Peter J. Solomon Securities Company, LLC as of December 31, 2009, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J. H. Cohn LLP

New York, New York
February 24, 2010

PETER J. SOLOMON SECURITIES COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash	$ 685,671

LIABILITIES AND MEMBER'S EQUITY

Liabilities - accrued expenses	$ 35,104
Member's equity	650,567
Total	$ 685,671

See Notes to Financial Statements.

PETER J. SOLOMON SECURITIES COMPANY, LLC

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2009

Revenues:	
Fees	$ 23,851,428
Total	23,851,428
Expenses:	
Professional fees	18,531
Administrative fees	33,000
Filings and registration fees	83,987
Miscellaneous	447
Total	135,965
Net income	$ 23,715,463

See Notes to Financial Statements.

PETER J. SOLOMON SECURITIES COMPANY, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2009

Balance, January 1, 2009	$ 785,104
Net income	23,715,463
Distributions	(23,850,000)
Balance, December 31, 2009	$ 650,567

See Notes to Financial Statements.

PETER J. SOLOMON SECURITIES COMPANY, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

Operating activities:	
Net income	$ 23,715,463
Adjustments to reconcile net income to net cash	
provided by operating activities:	
Accrued expenses	32,104
Net cash provided by operating activities	23,747,567
Financing activities:	
Distributions to member	(23,850,000)
Decrease in cash	(102,433)
Cash, beginning of year	788,104
Cash, end of year	$ 685,671

See Notes to Financial Statements.

Note 1 - Organization and business:

Peter J. Solomon Securities Company, LLC (the "Company") is a wholly-owned subsidiary of Peter J. Solomon Company, L.P. (the "Parent"). The Company is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The operating agreement provides for the limited liability company to exist in perpetuity. There is only one class of member. The individual member's limit on liability is the extent of its contributed capital. The Company renders corporate financial advisory services to selected clients. Such advisory services involve mergers, acquisitions and financial restructurings.

The Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and does not hold funds or securities for, or owe money or securities to, customers.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with the Parent, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Note 2 - Significant accounting policies:

Income taxes:

As a wholly-owned limited liability company, the Company is not subject to Federal, state or local taxes. All items of income, expense, gains and losses are reportable by the member for tax purposes.

As a wholly-owned limited liability company, The Company is considered to be a disregarded entity and is thus not subject to Federal, state and local taxes and does not file income tax returns in any jurisdiction.

The Company adopted the new accounting for uncertainty in income taxes guidance on January 1, 2009. The adoption of that guidance did not result in the recognition of any unrecognized tax benefits and the Company has no unrecognized tax benefits at December 31, 2009.

Concentration of credit risk:

The Company maintains its cash accounts in a commercial bank. At times, such deposits exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with major financial institutions and monitoring their credit ratings. At December 31, 2009, the Company had no cash balances in excess of Federally insured limits.

Note 2 - Significant accounting policies (concluded):

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue recognition:

Revenues are recognized when earned and arise from financial advisory services provided by the Company to its clients. The mergers and acquisitions and financial restructuring advisory fees are recognized at the closing of the respective transactions.

Subsequent events:

The Company has evaluated subsequent events through February 24, 2010, which is the date the financial statements were available to be issued.

Note 3 - Related party transactions:

No significant amounts were charged to the Company for services performed by the Parent in connection with the fees earned by the Company. In 2009, all significant payments to the Parent are reflected as distributions.

Administrative fees for the year ended December 31, 2009 are $33,000 charged by the Parent. These fees were determined based on estimated usage of facilities and administrative personnel, and are updated periodically.

Note 4 - Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital of $650,567, which was $550,567 in excess of its required net capital of $100,000.

Note 5 - Major customers:

For the year ended December 31, 2009, three customers accounted for approximately 73% of the Company's fees.

PETER J. SOLOMON SECURITIES COMPANY, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

Total member's equity	$ 650,567
Net capital	$ 650,567
Computation of basic net capital requirements:	
Minimum net captial required (greater of 6-2/3% of aggregate indebtedness or $100,000)	$ 100,000
Excess net capital	$ 550,567
Excess net capital at 1,000%	$ 530,567
Aggregate indebtedness - total liabilities	$ 35,104
Ratio of aggregate indebtedness to net capital	.054 to 1

There were no material differences existing between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing. Accordingly, no reconciliation is deemed necessary.

See Report of Independent Public Accountants.

PETER J. SOLOMON SECURITIES COMPANY, LLC

SCHEDULE II - COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2009 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(i).

See Report of Independent Public Accountants.

SCHEDULE III - INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2009 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(i).

See Report of Independent Public Accountants.



J.H.COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com ▪ 888-542-6461 ▪ fax 888-542-3291

Report of Independent Public Accountants on Internal Control

To the Member
Peter J. Solomon Securities Company, LLC

In planning and performing our audit of the financial statements of Peter J. Solomon Securities Company, LLC as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not

absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for information and use of the member, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J.H. Cohn LLP

New York, New York
February 24, 2010



J.H. COHN LLP
Accountants and Consultants since 1919

Ranked Among the Top 20 Accounting and Consulting Firms in the United States
Member of Nexia International, a Worldwide Network of Independent Accounting and Consulting Firms
www.jhcohn.com   1-877-704-3500





J.H.COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com ▪ 888-542-6461 ▪ fax 888-542-3291

SEC
Mail Processing
Section

MAR 0 1 2010

Washington. JC
120

Report of Independent Public Accountants
on Applying Agreed-Upon Procedures
<u>Related to an Entity's SIPC Assessment Reconciliation</u>

To the Member
Peter J. Solomon Securities Company, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of Peter J. Solomon Securities Company, LLC (the "Company") for the period from April 1, 2009 to December 31, 2009, which were agreed to by the Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and Securities Investor Protection Corporation, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries from the detailed general ledger noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Read item 2b (Additions) and item 2c (Deductions) on page 2 of Form SIPC-7T and observed there were no adjustments;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T noting no differences; and

5. Read line 2C on page 1 of Form SIPC-7T and observed there was no overpayment applied to the current assessment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

J.H. Cohn LLP

New York, New York
February 24, 2010

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-43369 FINRA Dec-09	Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Peter J. Solomon Securities Company, LLC

520 Madison Avenue

New York   NY   10022

Name and telephone number of person to contact respecting this form.

Howard Spindel   (212) 897-1688

2. A. General assessment (item 2e from page 2 but not less than $150 minimum) $ 59,629

  B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest)   (24,525)

      <u>1/9/09 and 7/29/09</u>
      Date Paid

  C. Less prior overpayment applied   (-)

  D. Assessment balance due or (overpayment)   35,104

  E. Interest computed on late payment (see instructions E) for _____ days at 20% per annum   -

  F. Total assessment and interest due (or overpayment carried forward) $ 35,104

  G. PAID WITH THIS FORM:
    Check enclosed, payable to SIPC
    Total (must be same as E above) $ 35,104

  H. Overpayment carried forward $(-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represented thereby that all information contained herein is true, correct and complete.

Peter J. Solomon Securities Company, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the ____ day of ___February___, 20 _10_ .

Financial and Operations Principal
(Title)

This form is the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less that 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates:
    Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December 31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 23,851,428

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   -

    (2) Net loss from principal transactions in securities in trading accounts.   -

    (3) Net loss from principal transactions in commodities in trading accounts.   -

    (4) Interest and dividend expense deducted in determining item 2a.   -

    (5) Net loss from management of or participation in the underwriting or distribution of securities.   -

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   -

    (7) Net loss from securities in investment accounts.   -

      Total additions   -

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.   -

    (2) Revenues from commodity transactions.   -

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   -

    (4) Reimbursements for postage in connection with proxy solicitation.   -

    (5) Net gain from securities in investment accounts.   -

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   -

    (7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   -

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):   -

    (9) (i) Total interest and dividend expense (FOCUS Line 22/Part IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -

      (ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -

      Enter the greater of line (i) or (ii)   -

      Total deductions   -

2d. SIPC Net Operating Revenue $ 23,851,428

2e. General Assessment @ .0025 $ 59,629

(to page 1 but not less than $150 minimum)

Peter J. Solomon Securities Company, LLC
(A Limited Liability Company)

Report on Financial Statements
(With Supplementary Information)

Year Ended December 31, 2009